Exhibit 99.2

LAKE SHORE GOLD CORP.

MANAGEMENT INFORMATION CIRCULAR

This Information Circular contains information as at April 5, 2012, unless otherwise stated

BUSINESS OF THE MEETING

1.              FINANCIAL STATEMENTS

The consolidated financial statements of Lake Shore Gold Corp. (the “Corporation” or “Lake Shore Gold”) for the year ended December 31, 2011 are included in the 2011 Annual Report, which has been mailed separately to registered shareholders and to beneficial owners who have requested to have a copy mailed to them, and will be presented to the shareholders at the Annual and Special Meeting of Shareholders (the “Meeting”).

2.              ELECTION OF DIRECTORS

Management proposes to nominate for election to the Corporation’s Board of Directors the persons named in the section “Election of Directors”.  Please refer to that section for a biography of each nominee.  All of the nominees are currently directors of the Corporation.  Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation or he becomes disqualified to act as a director.

Unless authority is withheld, the persons named in the accompanying form of proxy (the “Proxy”) intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. The Proxy permits shareholders to vote in favour of all nominees, to vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.

Directors’ attendance at Board and committee meetings held in 2011 is set forth in Item 1(g) of the section “Corporate Governance Disclosure”.

3.              APPOINTMENT OF AUDITORS

Deloitte & Touche were initially appointed auditors of the Corporation in 2002. The persons whose names are printed on the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of 181 Bay Street, Suite 1400, Toronto, Ontario, as auditors for the Corporation to hold office until the next annual general meeting of shareholders, at a remuneration to be fixed by the directors.

VOTING AND QUORUM

All matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting, unless stated otherwise.

Quorum for the Meeting will be met if there are at least two persons present, each of whom is entitled to vote at the meeting, and all of whom collectively hold or represent by proxy not less than 25% of the votes entitled to be cast at the meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that, if a quorum is present at the commencement of the Meeting, a quorum will be deemed to be present during the remainder of the Meeting.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of the Corporation for use at the Meeting to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

GENERAL PROXY INFORMATION

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the Proxy.  The persons whose names are printed in the enclosed form of Proxy are officers or directors of Lake Shore Gold (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by Management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, Management of Lake Shore Gold knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by Lake Shore Gold’s registrar and transfer agent, Computershare Investor Services Inc., 9th Floor — 100 University Avenue, Toronto, ON M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of Lake Shore Gold as the registered holders of Shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of Lake Shore Gold are “non-registered” shareholders because the Shares they own are not registered in their name but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”).  If you purchased your Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, Lake Shore Gold has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee to make sure that your Shares are voted at the Meeting.  If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee, and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits Lake Shore Gold to forward meeting materials directly to non objecting beneficial owners.  If Lake Shore Gold or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding Shares on your behalf.  By choosing to send these materials to you directly, Lake Shore Gold (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of Lake Shore Gold, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must arrange for their respective Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, none of the directors or executive officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, or in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction not otherwise disclosed herein, which, in either case, has affected or will materially affect the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value (referred to in this Information Circular as “Shares”). All issued Shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 410,243,260 Shares issued and outstanding as at April 5, 2012. Only those shareholders of record on April 5, 2012, will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Corporation.

ELECTION OF DIRECTORS

The following information concerning the proposed nominees has been furnished by each of them.  All of the directors are ordinarily resident in Canada. Included in this information are details of directors’ committee memberships and equity ownership. All nominees are currently directors of the Corporation. Daniel Innes has decided not to stand for re-election to the board of directors of the Corporation.  All successful nominees are elected for a term of one year, expiring at the next annual general meeting.

ALAN C. MOON Alberta, Canada Age: 66

Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985.  From 1994 to 1997 he was President and COO of TransAlta Energy Corporation.  Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director, Chair of the Board (Independent)

Director since:	2005

Committees:	Audit Committee Corporate Governance & Nominating Committee

Securities held:	188,700 common shares 29,240 Deferred Share Units 263,000 options to acquire common shares

Principal Occupation:	President of Crescent Enterprises Inc.; Corporate Director

Sits on other boards:	• Northern Superior Resources Inc. • TransAtlantic Petroleum Ltd. • AvenEx Energy Corp.

PETER CROSSGROVE Ontario, Canada Age: 75

Mr. Crossgrove is a member of the Order of Ontario and the Order of Canada and a recipient of the Queen’s Jubilee Medal. Mr. Crossgrove has a B.Comm from Concordia University, an M.B.A from the University of Western Ontario, and was a Sloan Fellow in The Doctoral Program at Harvard University. Mr. Crossgrove was the former Chairman and a founder of Masonite International.  Prior to 1993 he was Vice Chairman and acting CEO of Placer Dome Inc.  Mr. Crossgrove is currently Executive Chairman of Excellon Resources, a company that produces silver, lead and zinc in Mexico. His charitable service includes sitting as past chairman of the Toronto Western Hospital, The Toronto Hospital, The Princess Margaret Hospital, The Canadian Association of Provincial Cancer Agencies, the Founding Chair and Chair Emeritus of Cancer Care Ontario, and he served as treasurer for Care International based in Brussels. For the past six years he has represented the Province of Ontario on the board of the Canadian Partnership Against Cancer.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Corporate Governance & Nominating Committee (Chair) Compensation Committee

Securities held:	195,353 common shares 47,758 Deferred Share Units 240,500 options to acquire common shares

Principal Occupation:	Corporate Director

Sits on other boards:	• Barrick Gold Corporation • Excellon Resources Inc. • QLT Inc. • Dundee REIT • Pelangio Exploration Inc.

ARNOLD KLASSEN British Columbia, Canada Age: 60

Arnold Klassen is a Chartered Accountant and Certified Public Accountant and has over 30 years’ of experience in accounting, audit and tax, with over 25 years of experience in the Mining Industry.  Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007.  He held a similar position with the Tonto Group of Companies from 1984 to 1998.  Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Audit Committee (Chair) Corporate Governance & Nominating Committee

Securities held:	19,800 common shares 29,240 Deferred Share Units 263,000 options to acquire common shares

Principal Occupation:	President of AKMJK Consulting Ltd.

Sits on other boards:	• Northern Superior Resources Inc. • Zincore Metals Inc.

JONATHAN GILL Ontario, Canada Age: 67

Mr. Gill is a Professional Engineer who brings more than 45 years of mining experience to the board of Lake Shore Gold, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former employer Chair of Ontario´s Mining Legislative Review Committee.  Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Compensation Committee (Chair) Health, Safety, Environment & Community Committee

Securities held:	47,138 common shares 39,152 Deferred Share Units 173,000 options to acquire common shares

Principal Occupation:	Independent Consultant

Sits on other boards:	n/a

FRANK HALLAM British Columbia, Canada Age: 52

Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd.  He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd.  Mr. Hallam was a co-founder of MAG Silver Corp. and served as CFO of MAG from 2003 to 2010 and since 2010 serves as a director. From 1994 until 2002 he was a director and CFO of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation.  He was a co-founder of West Timmins Mining Inc. and served as CFO from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009.  Mr. Hallam also has extensive experience in oil & gas exploration and development.  He was previously an auditor with Coopers and Lybrand, specialized in their Mining Practice.  He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Audit Committee Health, Safety, Environment & Community Committee

Securities held:	527,927 common shares 29,240 Deferred Share Units 313,500 options to acquire common shares

Principal Occupation:	Chief Financial Officer of Platinum Group Metals Ltd.

Sits on other boards:	• Platinum Group Metals Ltd. • MAG Silver Corp. • West Kirkland Mining Inc. • Nextraction Energy Corp.

ANTHONY P. MAKUCH Ontario, Canada Age: 53

President and CEO of the Corporation since March 2008; Senior Vice President and Chief Operating Officer for FNX Mining Corporation Inc. from January 2006 to March 2008.

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards.  He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Position with Corporation:	President & Chief Executive Officer, Director

Director since:	2007

Committees:	n/a

Securities held:	100,000 common shares 290,000 Performance Share Units 4,252,300 options to acquire common shares

Principal Occupation:	President & Chief Executive Officer of the Corporation

Sits on other boards:	• Pembrook Mining Corp.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise stated, “dollars” or “$” means Canadian dollars.

As used in this section, “CEO” means the President and Chief Executive Officer of the Corporation; “CFO” means the Chief Financial Officer or the Corporation; and “NEOs” refers to the CEO, the CFO and the three other most highly compensated executive officers of the Corporation during the most recently completed financial year (and “NEO” may refer to any one of them as the context requires).

Compensation Discussion and Analysis

This section of the Information Circular describes and explains all significant elements of compensation awarded to, earned by, paid to, or payable to NEOs for the most recently completed financial year.  This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for the compensation. For a complete understanding of the executive compensation program, this Compensation Discussion and Analysis should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Information Circular.

Compensation Philosophy

Executive compensation policies and programs are intended to support the Corporation’s strategic growth and operational goals, which are focused on increasing shareholder value through reliable operations, sustained performance, safety and environmental excellence and profitable growth.

Lake Shore Gold’s compensation programs are competitive, designed around pay-for-performance objectives and are responsive to market changes. Actual rewards under short-, mid- and long-term programs are directly linked to business results and increased shareholder value.

Compensation Governance

The Board oversees development of the overall strategic direction and policy framework for Lake Shore Gold. This responsibility, in part, is discharged with the assistance of Board committees, including the Compensation Committee.

All Compensation Committee members are independent directors. The Compensation Committee is currently comprised of the following members: Jonathan Gill (chair), Peter Crossgrove and Daniel Innes. The Compensation Committee members have experience in top leadership roles, strong knowledge of the mining industry, and a mix of experience, as well as tenure as directors of various public companies. Specifically:

•                  Mr. Gill is a Professional Engineer with over 45 years experience in the mining industry who has held senior roles in mine management and has done extensive consulting work for leading international mining companies. Mr. Gill has received accreditation from the Institute of Corporate Directors.

•                  Mr. Crossgrove has held senior executive roles, including as CEO and President, of several publicly listed companies in mining and other industries throughout his career, and currently serves on the boards of several publicly listed mining companies and has experience serving on compensation committees.

•                  Mr. Innes is a geologist with 40 years experience in the mining industry having worked in numerous locations around the world.  Mr. Innes has held senior executive roles, including as CEO and President, and has served on boards of publicly listed companies in the mining industry, and has experience serving on compensation committees.

This background provides the Compensation Committee with the collective experience, skills and qualities to effectively support the Board in carrying out their mandate.

The Committee is also empowered to retain such advisors as it deems necessary in carrying out its mandate.  In 2011 the Compensation Committee received a report from Hugessen Consulting Inc. (“Hugessen”) as executive compensation consultants, providing input to the Committee on the competitiveness and effectiveness of the then current design and administration of the short term and long term incentive plans, and reviewed the compensation provided to the executive officers.  Hugessen also provided input and guidance on the compensation paid to the non-executive directors.  The decisions made by the Committee reflected additional factors and considerations other than the information provided by Hugessen.

The Compensation Committee originally retained Hugessen in November 2010 with a mandate to carry out the following:

1.               Review of compensation philosophy and peer groups.

2.               Review the competitiveness of the Lake Shore Gold’s compensation of NEOs with respect to:

a.               Base salary;

b.              Total cash compensation (base salary + cash bonus); and

c.               Total Direct Compensation (total cash compensation + present value of LTI).

3.               Review executive stock ownership guidelines and practices among the market peer group.

4.               Review and comment on the short-term and long-term incentive plan designs and their alignment with corporate strategy, competitive practice and best practice.

5.               Review the level and form of non-executive director compensation with respect to:

a.               Cash retainer and value of equity retainer;

b.              Committee chair premiums;

c.               Meeting fees;

d.              Board Chair compensation; and

e.               Any other relevant information.

Executive Compensation-Related Fees

Set out below are the aggregate fees paid by the Company to each consultant or advisor for services related to determining compensation for any of the company’s directors and executive officers, and for all other services.

	2011		2010
	Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
Hugessen Consulting Inc	$90,000	Nil	$24,000	Nil
Hay Group	Nil	$10,000 to receive survey results	Nil	$10,000 to receive survey results
PwC Coopers Consulting	Nil	$10,000 to receive survey results	Nil	$10,000 to receive survey results

Central to the role of the Compensation Committee is the alignment of executive compensation with the delivery of shareholder value. The capabilities, powers and operation of the Compensation Committee include assisting the Board annually by:

•                  reviewing and approving the overall corporate goals and objectives of Lake Shore Gold relevant to compensation of the NEOs, and ensuring that the overall goals and objectives of Lake Shore Gold are supported by an appropriate executive compensation philosophy and programs;

•                  evaluating the performance of the CEO against approved goals and criteria, exercising discretion in evaluating variances from stated goals, and recommending to the Board the total compensation for the CEO in light of the evaluation of the CEO’s performance;

•                  reviewing in-depth the CEO’s evaluation of the other senior executives’ performance and recommendations for total compensation of these senior executives, and exercising discretion in evaluating variances from stated goals;

•                  reviewing the succession planning process and results for senior executives;

•                  reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, design, legal, regulatory and risk implications and the pay-for-performance relationship for variable pay; and

•                  reviewing executive compensation disclosure and recommending it to the Board for approval before Lake Shore Gold publicly discloses this information.

The Compensation Committee’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of on-going projects and transactions, safety, operational performance, and progress on key growth initiatives.  A percentage of each NEO’s particular incentive award is based on the overall performance of the Corporation, in addition to the NEO’s individual performance. The Compensation Committee then exercises discretion in evaluating achievement and the reasons for any variances.  The Compensation Committee’s decisions with respect to Total Direct Compensation for NEOs for 2011 are noted below in the section “Compensation Decisions for 2011”.

Compensation Risk Management

Lake Shore Gold’s executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the mining business by its nature requires some level of risk-taking to achieve returns in line with shareholder expectations, Lake Shore Gold has designs and structures within its policies and programs to limit risk.

When considering the potential risks facing Lake Shore Gold, it is important to recognize that the mining business has intrinsic risks, and that many of the factors that influence the Corporation’s performance (e.g., gold prices and foreign exchange) are outside the direct control of management and not subject to potential manipulation for financial gain. Given the oversight procedures and the key risk mitigation features of Lake Shore Gold’s compensation policies and programs described below, Lake Shore Gold believes that it would be difficult for anyone in management acting alone, or acting as a group, to make self-interested decisions for immediate short-term gains that could have a material impact on the organization’s financial or share price performance.

The Compensation Committee believes the following factors help to mitigate any incentive under the Corporation’s compensation policies for undue risk taking:

•                  In the normal course of business, Lake Shore Gold has financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestiture decisions and transactions.

•                  Total direct compensation for executives provides an appropriate balance between base salary and variable, performance based compensation. For our Named Executive Officers, emphasis is not focused on one compensation component, but is spread across short-, mid- and long-term programs to support and balance sustained short-term performance and long-term profitable growth.

•                  Lake Shore Gold’s total compensation for executives is regularly benchmarked against an industry group of companies as approved by the Compensation Committee. This ensures that compensation is competitive within the industry and aligned with Lake Shore Gold’s philosophy.

•                  For our NEOs, up to 70% (depending on position) of their target total direct compensation is variable based on company, business unit and individual performance. Of the variable compensation, approximately 60% is mid- and long-term focused and 40% is short-term. The weighting towards mid- to long-term compensation mitigates the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance.

•                  Short-term incentive pay is earned through a balanced, diversified mix of performance measures. The performance measures include financial and operational goals. The goals, results and payouts are reviewed by the Compensation Committee. This balanced approach discourages the unintended consequence of encouraging a singular focus at the expense of other key factors.

•                  Lake Shore Gold’s mid-term Performance Share Unit (“PSU”) Plan rewards relative total shareholder return (“TSR”) performance over three years versus the constituents of the S&P/TSX Global Gold Index. The three year performance period deters short-term focused decision making. There is a cap of 150% of target for relative TSR performance at the very top of the peer group and threshold levels below that with a minimum payout of 100% of target.

•                  Stock options vest over three years and have a five year term, reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

•                  PSUs and stock options are granted annually, thereby providing overlapping performance cycles that require sustained high levels of performance to achieve a consistent payout.

•                  Lake Shore Gold executives must achieve and maintain specific share ownership levels based on a multiple of their annual salary. A substantial ownership level in the company assists in aligning executive interests with those of shareholders. The share ownership guidelines for executive officers are found below, in the section titled “Equity Based Awards — Equity Ownership Requirements” of this management proxy circular, and range from 50% of base salary for vice presidents to 200% of base salary for the CEO.

•                  The Compensation Committee and the Board provide strong oversight of the management of Lake Shore Gold’s compensation programs. The Compensation Committee has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events, including the discretion to lower payouts under the STIP.

The Corporation does not have any policies or provisions that would allow it to “claw back” bonus payments if wrongdoing is discovered late.

Named Executive Officers

The CEO at the end of the most recently completed financial year-end was Anthony Makuch, who took office as the CEO as of March 1, 2008.

The CFO at the end of the most recently completed financial year-end was Mario Stifano, who took office as of October 15, 2008.

The three other most highly compensated executive officers for the last financial year were Dan Gagnon, Senior Vice-President of Operations, Brian Buss, Vice-President of Project Development, and Eric Kallio, Vice President of Exploration.

Objectives of the Compensation Program

In order for Lake Shore Gold to continue its fast-paced growth into a mid-tier gold producer, the Corporation requires experienced mining personnel with a proven track record of success in building and establishing mining operations. It is a key element of the Corporation’s Compensation Philosophy that compensation be competitive within the market in which the Corporation competes for talent.  In addition, compensation should accomplish the following:

•                  attract, retain and motivate senior executives in a highly competitive industry and business environment;

•                  link executive compensation to corporate performance and creating shareholder value; and

•                  reward successful achievement of corporate and individual performance objectives.

Market Benchmarking

Lake Shore Gold’s policy is to provide compensation that is competitive with the median of the marketplace compensation levels. The Corporation participates annually in the Hay Group Global Mining Compensation review and in the PWC Coopers Consulting Mining Industry Salary Survey (the “Coopers Survey”).  The Corporation uses as its principal benchmark the Coopers Survey data with respect to the following Canadian companies:

Adriana Resources Inc.	Fortune Minerals Limited	Orezone Gold Corporation

Agnico-Eagle Mines Ltd.	Goldcorp Inc.	Osisko Mining Corporation

Alamos Gold Inc.	Golden Band Resources Inc.	Pan American Silver Corp.

Amerigo Resources Ltd.	Golden Predator Corp.	PNG gold Corporation

ArcelorMittal Mines Canada	Grande Cache Coal Corporation	PotashCorp -Canada

Areva Resources Canada Inc.	Graymont Limited	Quadra FNX Mining Ltd.

Augusta Resource Corporation	Great Basin Gold Ltd.	Rainy River Resources Ltd.

Aura Minerals Inc.	Great Panther Silver Ltd.	Romarco Minerals

AuRico Gold Inc.	HudBay Minerals, Inc.	Rubicon Minerals Corporation

Aurizon Mines Ltd.	Hudson Bay Mining and Smelting Co., Ltd.	Semafo Inc.

Avalon Rare Metals Inc.	Hunter Dickinson Services Inc.	SGS Canada Inc.

Avannaa Resources Limited	IAMGOLD Corp.	Sherritt Coal

B2Gold Corp	Inmet Mining Corporation	Shore Gold Inc.

Baja Mining Corp.	Iron Ore Company of Canada Inc.	Silver Standard Resources Inc.

Barrick Gold Corporation	Ivernia Inc.	Silver Wheaton Corp.

BHP Billiton Canada Inc.	Kinross Gold Corporation	Silvercorp Metals Inc.

Breakwater Resources Ltd.	Ledcor Group of Companies	South American Silver Corp.

Cameco Corp.	Lundin Mining Corporation	St Andrew Goldfields Ltd.

Capstone Mining Corp.	Malaga Inc	Stillwater Mining Company

Centerra Gold Inc.	Mercator Minerals Limited	Stornoway Diamond Corp.

Claude Resources, Inc.	Millrock Resources Inc.	Taseko Mines Ltd.

Cliffs Natural Resources-Canada	Minefinders Corp. Ltd.	Teck Resources Limited

De Beers Canada Inc.	Minto Explorations Ltd.	Thompson Creek Metals Company Inc.

Denison Mines Corp.	MMG Minerals and Metals Group	Trevali Mining Corporation

Detour Gold Corporation	Mosaic Canada LLC	Undisclosed Participant-Canada

Diavik Diamond Mines Inc.	Namibia Rare Earths Inc.	Uranium One Inc.

Dundee Precious Metals Inc.	Nevsun Resources Ltd.	Vale Canada Limited

Eldorado Gold Corporation	New Gold Inc.	Walter Energy-Western Coal Corp

Endeavour Silver Corp.	Newmont Mining Corporation	Xstrata Canada-Xstrate Zinc Division

Entrée Gold Inc.	North American Palladium Ltd.	Yamana Gold, Inc.

First Majestic Silver Corp.	Northgate Minerals Corp.	Yukon Zinc Corporation

First Quantum Minerals Ltd.	NovaGold Resources Inc.

The Corporation believes that the large sample population included in this survey data provides a reliable market median, as outliers have less influence on the results and there is no subjectivity exercised by the Corporation in creating the sample population.

Elements of Executive Compensation

Total Direct Compensation represents the combined value of fixed compensation and performance-based variable incentive compensation, comprising: base salary, short-term incentive in the form of an annual cash bonus, mid-term incentive in the form of PSUs, and long-term incentives in the form of stock options.

Base Salary

The Company pays executives a base salary to reward the skills and capabilities demonstrated in performing their regular job responsibilities.  In determining base salary levels, the Board and Compensation Committee consider the level of responsibility, level of experience and ability, and overall performance of each NEO.  Lake Shore Gold generally targets base salary at the median of the market, as represented by the 2011 Cooper’s Survey data of the “all participant group”.  In certain circumstances, the Corporation will, however, target base salaries above the median for individuals considered to be critical to the Corporation’s long term success and who are part of the Corporation’s succession planning.  The salaries of the CEO and CFO are above the median, at approximately the 75th percentile, for their positions, and the salaries of the other three NEOs are at approximately the median for each of their positions.

Short-term Incentives

Executive officers are eligible for annual cash bonuses based upon corporate, divisional and individual performance goals and objectives, which are established annually by the Board of Directors and in alignment with the Corporation’s business plan and budget for the year.  Lake Shore Gold benchmarks short-term incentives to the median of the market, as represented by the 2011 Cooper’s Survey data of the “all participant group”, subject to the discretion of the Compensation Committee and the Board to set actual target payouts above or below the median.  The annual incentive plan is designed to reward executive officers for their success in advancing the Corporation’s business plan by achieving the annual objectives. The maximum cash bonus that an executive officer can earn is expressed as a percentage of base salary. The percentage increases with the level of responsibility and ability of the individual to affect the Corporation’s performance.  The following were the total eligible percentage bonuses available for 2011 for the NEOs:

Anthony Makuch, President & CEO	150%

Mario Stifano, CFO	75%

Dan Gagnon, SVP Operations	75%

Eric Kallio, VP Exploration	75%

Brian Buss, VP Project Development	52.5%

Mid-Term Incentives

Mid-term incentive (“MTI”) compensation is currently provided through the granting of Performance Share Units (“PSUs”), which was introduced at the end of 2011.  The MTI replaced a portion of the compensation previously provided to NEOs under the LTI, and was offset by a corresponding reduction in the fair value of LTI incentive awards.  The introduction of the MTI did not result in an overall increase in incentive compensation awards granted to NEOs. The MTI is designed to reward relative share price performance over a specified period, thereby aligning executive rewards with shareholder interests, as well as to provide a retention incentive.  Each PSU is equal in value to a common share of Lake Shore, and recipients of PSUs are paid the cash value of the PSUs when they vest (typically three years after they are granted), with the result that participants receive a benefit that fluctuates with the market value of Lake Shore Gold’s common shares.  In the event of extraordinary performance in the Corporation’s Total Shareholder Return as compared to the other constituents in the S&P/TSX Global Gold Index, participants could receive a payout equal to 150% of the value of the vesting PSUs.  NEOs are awarded PSU grants as a percentage of base salary, based on the grant date market value of the Corporation’s common shares.  The target award for mid-term incentive is aggregated with the target award for long-term incentive and benchmarked against similar awards in the 2011 Cooper’s Survey data of the “all participant group”, with a target at the median, subject to the discretion of the Compensation Committee and the Board to set actual target payouts above or below the median.  The following table indicates the percentage of base salary awarded to each NEO in PSUs:

Anthony Makuch, President & CEO	75%

Mario Stifano, CFO	40%

Dan Gagnon, SVP Operations	37.5%

Eric Kallio, VP Exploration	37.5%

Brian Buss, VP Project Development	20%

Long-Term Incentives

Long-term incentive (“LTI”) compensation is currently provided through the granting of stock options. In 2011, LTI incentives awarded to NEOs, as a percentage of base salary measured using the fair value of the options at the grant date, were reduced by half from previous years’ awards to offset the introduction of the MTI and to maintain aggregate incentive compensation grants at existing levels.  The target award for long-term incentive is aggregated with the target award for mid-term incentive and benchmarked against similar awards in the 2011 Cooper’s Survey data of the “all participant group”, with a target at the median, subject to the discretion of the Compensation Committee and the Board to set actual target payouts above or below the median.  The LTI is designed to provide a direct link between executive compensation and longer term corporate performance and growth, and to create long-term shareholder value, in addition to serving as a retention incentive.  Participants benefit only if the market value of Lake Shore Gold’s common shares at the time of stock option exercise is greater than the exercise price of the stock options at the time of grant. Unless otherwise specified by the Board at the time of grant, stock options have the following attributes: an exercise price equal to the volume weighted average trading price on the Toronto Stock Exchange for the 5 days preceding the grant date; vest 33 1/3% on each anniversary of the grant date for a period of three years; and expire five years from the grant date.  NEOs are awarded stock options as a percentage of base salary, based on the grant date fair value of an option using the Black-Scholes model.  The following table indicates the percentage of base salary awarded to each NEO in stock options:

Anthony Makuch, President & CEO	75%

Mario Stifano, CFO	40%

Dan Gagnon, SVP Operations	37.5%

Eric Kallio, VP Exploration	37.5%

Brian Buss, VP Project Development	20%

Other Compensation

Executive officers participate in the standard benefit plans which the Corporation makes available to all employees, including a defined contribution pension plan (as described below), and traditional health and welfare programs.  Executives may also receive from time to time other benefits that the Corporation believes are reasonable and consistent with its overall executive compensation program. These benefits, which are based on competitive market practices, support the attraction and retention of executive officers.  For example, certain executive officers who work at the Corporation’s head office are eligible for a Corporation-paid reserved parking stall, which in 2011 was valued at approximately $3,700 for a full year.

Equity-Based Awards

PSU Granting Process

The Compensation Committee is responsible for recommending to the Board for its approval any PSU grants for executive officers.  PSU grants are awarded on an annual basis based on a pre-approved salary administration structure, involving a calculation of an employee’s target mid-term incentive based on a specified percentage of the employee’s annual salary (set out above under the discussion of Mid-Term Incentives), divided by the grant date market value of a common share.  PSU grants are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual.

PSU Plan Amendments

THE PSU plan is cash settled and does not result in the issuance of any common shares.  The Board has the authority to discontinue or amend the PSU plan at any time without shareholder approval.  Management does not have a right to amend, suspend or discontinue the PSU plan.

Stock Option Granting Process

The Compensation Committee is responsible for approving all individual stock option grants to non-executive employees, and for recommending to the Board for its approval any stock option grants for executive officers.

Stock option grants may be assessed at the time an employee joins the Corporation and thereafter annually.  Employees may also be eligible for an option grant at the time of a promotion.  The Corporation has adopted a Stock Option Grant Policy which provides for an annual grant of a number of options based on a pre-approved salary administration structure, involving a calculation of an employee’s target long-term incentive based on a specified percentage of the employee’s annual salary (set out above under the discussion of Long-Term Incentives), divided by the grant date fair value of an option using the Black-Scholes Model.  In certain circumstances, the CEO may make recommendations to the Compensation Committee regarding individual stock option awards for recipients where a variance from the policy is proposed to recognize extraordinary contributions or circumstances.

The Compensation Committee deliberates and considers the calculated number under the Stock Option Grant Policy as well as other information in order to determine the CEO’s stock option grant recommendation to the Board.

The Compensation Committee reviews the appropriateness of the stock option grant recommendations from management for all eligible employees and may accept or adjust these recommendations.

Stock option grants are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual, except in the case of a promotion, where previous option grants may be considered in determining an appropriate grant to bring the promoted employee’s option holdings into line with his or her new position.

Stock Option Plan Amendments

The Board has the authority to discontinue the stock option plan at any time without shareholder approval. The Board may also make certain amendments to the plan without shareholder approval, including such amendments as setting the vesting date of a given grant and changing the expiry date of an outstanding stock option which does not entail an extension beyond the original expiry date. No amendments can be made to the stock option plan that adversely affect the rights of any option holder regarding any previously granted options without the consent of the option holder.

Management does not have a right to amend, suspend or discontinue the stock option plan. The stock option plan also provides that certain amendments be approved by the shareholders of Lake Shore Gold as provided by the rules of the Toronto Stock Exchange (“TSX”).

Equity Ownership Requirements

In 2011, the Board adopted an equity ownership requirement for all officers of Lake Shore Gold, requiring each officer to hold equity in the Corporation with an at-risk value equal to a specified percentage of the officer’s salary. Stock options do not count towards the ownership requirement, but PSUs are counted up until the time they vest. Officers must comply with the requirements within 5 years from the later of the date of adoption and the date the officer joined the Corporation.  The ownership requirements do not extend after the officer leaves the Corporation.  The requirements for the NEOs are set out below, along with their compliance as of April 5, 2012:

Officer	Requirement (% of base salary)	Current equity at risk ($ value)	Current Achievement (% of salary)

Anthony Makuch President & CEO	200%	$370,500	56%

Mario Stifano CFO	100%	$81,700	24%

Dan Gagnon SVP Operations	100%	$52,250	19%

Eric Kallio VP Exploration	100%	$62,700	21%

Brian Buss VP Project Development	50%	$27,455	12.5%

How the Corporation Determines Compensation

The Role of the Compensation Committee and the Board

The Compensation Committee approves, or recommends for approval, all compensation to be awarded to the NEOs.  The Compensation Committee may direct management to gather information on its behalf, and provide initial analysis and commentary. The Compensation Committee reviews this material along with other information received from external advisors, if any, in its deliberations before considering or rendering decisions.

The Compensation Committee has full discretion to adopt or alter management recommendations, to consult its own external advisors, and to make final determinations for recommendation to the Board.  The Board makes final determinations on executive compensation and in doing so relies heavily on recommendations from the Compensation Committee, but retains the discretion to reject the Compensation Committees recommendations in appropriate circumstances.

The Compensation Committee believes it is important to follow appropriate governance practices in carrying out its responsibilities with respect to the development and administration of executive compensation and benefit programs.  Governance practices followed by the Compensation Committee include holding in-camera sessions without management present and, when necessary, obtaining advice from external consultants.

The Role of Management

Management has direct involvement in and knowledge of the business goals, strategies, experiences and performance of the Corporation. As a result, management plays an important role in the compensation decision-making process. The Compensation Committee engages in active discussions with the CEO concerning the determination of performance objectives, including individual goals and initiatives for executives, and whether, and to what extent, criteria for the previous year have been achieved for those individuals. The CEO may also provide a self-assessment of his own individual performance objectives and/or results achieved, if requested by the Compensation Committee.

The CEO makes recommendations to the Compensation Committee regarding the amount and type of compensation awards for other members of executive management. The CEO does not engage in discussions with the Compensation Committee regarding his own compensation. The VP of Human Resources provides the Compensation Committee and the Chair of the Board with relevant market data and other information as requested, in order to support the Compensation Committee’s deliberations regarding the CEO’s compensation and subsequent recommendation to the Board.

Performance Assessment

The Compensation Committee’s comprehensive assessment of the overall business performance of Lake Shore Gold, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual executive officer evaluations for all direct compensation awards.

The Compensation Committee’s assessment of performance is based on key performance indicators (“KPIs”) set annually for each member of senior management. The KPIs have three components with a weighting attached to each component.  The first component is based on corporate objectives for financial performance, growth through development and exploration, and compliance with health, safety and environmental targets.  The second component is based on operational objectives and includes production and development targets for the year. The third component is based on divisional objectives related to the executive’s role within the organization.  All objectives may include a combination of quantitative and qualitative measures.  In addition to the specified KPIs, the Compensation Committee and Board reserve the discretion to increase the bonus award to any particular NEO where deemed appropriate.

The Compensation Committee, in consultation with the CEO, reviews the achievements and overall contribution of each individual executive officer who reports to the CEO. The Board Chair and Compensation Committee have in-camera discussions to complete an independent assessment of the performance of the CEO.  The Compensation Committee then determines an overall individual performance rating for each individual executive officer.

A summary of the 2011 KPIs and results are noted in the section “Compensation Decisions Made for 2011”, below.

Internal Equity and Retention Value

Executive officer pay relative to other executives (“internal equity”) is generally considered in establishing compensation levels. The difference between one executive officer’s compensation and that of the other NEOs reflects, in part, the difference in their relative responsibilities, years of experience and other factors.

The Compensation Committee also considers the retentive potential of its compensation decisions. Retention of the NEOs is critical to business continuity and succession planning.

Previously Awarded Compensation

The Compensation Committee approves or recommends compensation awards which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. The Compensation Committee believes that reducing or limiting current incentive awards or other forms of compensation as a result of prior gains realized by an executive officer would unfairly penalize the officer and reduce the motivation for continued high achievement.

Compensation Decisions Made For 2011

The following tables set out the performance objectives for 2011 for each NEO along with the percentage of short-term incentive available for achieving each objective, as well as the Compensation Committee’s determination of the amount to be paid for achievement, expressed as a percentage, and the amount to be paid in total, expressed as a percentage. In exercising its discretion to increase individual short term incentive awards above amounts available to a NEO from achieving stated objectives, the Compensation Committee assessed the individual performance of each of the NEOs subjectively in light of their contributions towards the overall performance of the Corporation in meeting its corporate and operational objectives, and the achievement of divisional targets.  The Committee, in the exercise of its discretion, also considered each NEOs contributions to special projects and other activities deemed worthy of recognition, which advanced the interests of the Corporation but were not otherwise reflected in stated objectives.

Anthony Makuch

Objectives	Total Bonus available for achievement as a percentage of salary	Bonus awarded as a percentage of salary
Achieve share price performance in top 10% versus peers	30%	0%
Exceed operational and financial guidance	15%	0%
Achieve growth through development of existing projects, growing resources and reserves, exploration success, new discoveries	15%	10%
Maintain strong health and safety record, environmental compliance and social responsibility	15%	0%
Subjective assessment by Board of Directors	75%	45%
TOTAL	150.00%	55.00%

Mario Stifano

Objectives	Total Bonus available for achievement as a percentage of salary	Bonus awarded as a percentage of salary
Achieve share price performance in top 10% versus peers	11.25%	0%
Exceed operational and financial guidance	11.25%	0%
Achieve growth through development of existing projects, growing resources and reserves, exploration success, new discoveries	7.5%	7.5%
Maintain strong health and safety record, environmental compliance and social responsibility	7.5%	0%
Maintain strong financial position	7.5%	7.5%
Maintain strong financial reporting and compliance systems	7.5%	5%
Maintain strong management accounting systems	3.75%	2.5%
Subjective assessment by CEO	18.75%	18.75%
TOTAL	75.00%	41.25%

Dan Gagnon

Objectives	Total Bonus available for achievement as a percentage of salary	Bonus awarded as a percentage of salary
Achieve share price performance in top 10% versus peers	7.5%	0%
Exceed operational and financial guidance	7.5%	0%
Achieve growth through development of existing projects, growing resources and reserves, exploration success, new discoveries	7.5%	7.5%
Maintain strong health and safety record, environmental compliance and social responsibility	7.5%	0%
Complete Thunder Creek Mining Study and Plan by Dec 1st	11.25%	7.5%
Complete Bell Creek Mining Study and Plan, and Shaft Sinking Study, by Dec 1st	7.5%	5%
Maintain strong management reporting systems and monitoring of key performance indicators on a weekly basis	3.75%	2.5%
Maintain strong internal communications with employees	3.75%	3.75%
Subjective assessment by CEO	18.75%	18.75%
Discretionary adjustment by the Board of Directors(1)		5%
TOTAL	75.00%	50.00%

(1)          The Board determined that from the time Mr. Gagnon joined the Corporation in June 2011 to the end of the year, the Corporation achieved the planned operational performance established by Mr. Gagnon, and used its discretion to augment Mr. Gagnon’s bonus on that basis.

Eric Kallio

Objectives	Total Bonus available for achievement as a percentage of salary	Bonus awarded as a percentage of salary
Achieve share price performance in top 10% versus peers	7.5%	0%
Exceed operational and financial guidance	7.5%	0%
Achieve growth through development of existing projects, growing resources and reserves, exploration success, new discoveries	7.5%	7.5%
Maintain strong health and safety record, environmental compliance and social responsibility	7.5%	0%
Identify new resources to replace 150% of mined resources at Timmins Deposit	7.5%	5%
Identify resources at Thunder Creek totalling 2 million ounces	7.5%	5%
Expand total resources at the Bell Creek Complex to 2.5 million ounces	7.5%	5%
Identify a new ore-body through exploration	3.75%	3.75%
Subjective assessment by CEO	18.75%	18.75%
TOTAL	75.00%	45.00%

Brian Buss

Objectives	Total Bonus available for achievement as a percentage of salary	Bonus awarded as a percentage of salary
Achieve share price performance in top 10% versus peers	5.25%	0%
Exceed operational and financial guidance	5.25%	0%
Achieve growth through development of existing projects, growing resources and reserves, exploration success, new discoveries	5.25%	5.25%
Maintain strong health and safety record, environmental compliance and social responsibility	5.25%	0%
Advance the expansion of the Mill on budget and within scope	5.25%	3.5%
Complete a new mill tailings scoping study for Timmins West by November 1st	2.625%	1.75%
Complete a tailings expansion scoping study for Bell Creek by November 1st	2.625%	1.75%
Complete a backfill study for Timmins West by November 1st	2.625%	1.4%
Complete a mine study for Bell Creek by December 1st	2.625%	1.4%
Complete a mine study for Thunder Creek by December 1st	2.625%	1.4%
Subjective assessment by CEO	13.125%	13.125%
Discretionary adjustment by the Board of Directors(1)		5.425%
TOTAL	52.50%	35.00%

(1)          The Board determined that from the time Mr. Buss joined the Corporation in late May 2011 to the end of the year, the Corporation achieved the planned development objectives established by Mr. Buss, and used its discretion to augment Mr. Buss’ bonus on that basis.

Further information regarding Lake Shore Gold’s corporate financial and business performance can be found in Management’s Discussion and Analysis for the year ended December 31, 2011, filed on SEDAR (www.sedar.com).

Decisions Related To Executive Compensation That Were Taken After Year End

Following year-end, the Compensation Committee considered and approved a salary increase for the Senior Vice-President, Operations, to align the officer with the median average salary for the position based on the Coopers Survey data. All other salaries for NEOs were frozen at 2011 levels.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return on its Shares (being the percentage increase (or decrease) in the trading price of its Shares on a yearly basis based on an investment in the Corporation’s Shares on December 31, 2006 with the cumulative total shareholder return of the S&P/TSX Composite Index assuming reinvestment of dividends.  For comparison purposes it is assumed that $100 had been invested in the Corporation’s Shares and in the securities contained in the S&P/TSX Composite Index on December 31, 2006, and compounded annually thereafter.  On December 31, 2006, the closing price of the Corporation’s stock on the TSX was $1.28.

Date	Dec 31 2006	Dec 31 2007	Dec 31 2008	Dec 31 2009	Dec 31 2010	Dec 31 2011
LSG	100.000	112.179	91.026	264.744	266.667	82.051
S&P/TSX Composite	100.000	109.832	73.584	99.378	116.875	106.694

Since late in 2006, Lake Shore Gold has been transitioning from a mineral exploration company to a producing mining company.  Such a transition comes with numerous inherent challenges in execution, which can cause a company’s securities to fluctuate in price. As well, such a transition can result in the market taking a different approach to valuing a company’s securities, also resulting in fluctuating share prices.  The Compensation Committee believes these factors played a role in the share price increases and decreases experienced by the Corporation since December 31, 2006, and does not believe the fluctuations in the price of the Corporation’s securities are reflective of management’s overall performance during that period.  As well, the transition from exploration to development and production requires staffing increases in management personnel with certain expertise and skill sets not previously required.

Furthermore, the employment environment in the mining industry has become increasingly competitive during that period, resulting in a general increase in compensation across the industry.  The Compensation Committee believes these factors distort any direct comparison between share price performance and executive compensation over the past 5 years, but notwithstanding the distortion, the general trend of the executive compensation follows the general trend of stock price performance over the same period.  The following graph displays the Corporation’s annual closing share price on its principal trading market expressed as a multiple of the 2006 base year, plotted against the aggregate compensation of the top 5 officers in each year expressed as a multiple of the 2006 base year.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)		(i)
					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based Awards ($)(3)	Option- based Awards ($) (4)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value ($)	All Other Compensation ($)(5)		Total Compensation ($)
Anthony Makuch	2011 2010 2009	660,000 600,000 500,000	495,900 — —	698,375 2,518,910 1,009,985	363,000 750,000 550,000	— — —	22,970 22,000 30,000	26,122 — —	(6)	2,266,367 3,890,910 2,089,985
Mario Stifano	2011 2010 2009	340,200 324,000 270,000	136,800 — —	193,277 650,041 307,922	139,992 179,010 148,500	— — —	20,412 19,440 16,200	9,822 — —	(7)	840,503 1,172,491 742,622
Dan Gagnon(1)	2011	145,833	94,050	747,913	67,709	—	7,500	9,580	(8)	1,072,585
Eric Kallio	2011 2010 2009	300,000 252,000 210,000	112,860 — —	159,776 529,620 307,922	135,000 136,710 131,250	— — —	18,000 15,120 12,600	6,483 — —		732,119 933,450 661,772
Brian Buss(2)	2011	121,330	41,040	492,794	42,466	—	7,280	3,450		708,360

(1)	Dan Gagnon joined the Corporation as VP Operations effective June 6, 2011.
(2)	Brian Buss was appointed VP Project Development of the Corporation effective November 9, 2011, prior to which he was the Director of Project Development, a position which he held since May 30, 2011.
(3)

In 2011 the Corporation instituted a Performance Share Unit Plan for executives, and reduced the amount of stock option compensation. Each PSU was issued at a price of $1.71 and entitles the holder to a cash payment equal to the dollar value of one share of the Corporation at the time of vesting.

(4)

The fair value of option-based awards is determined using the Black-Scholes option pricing model using the following assumptions: no dividends are to be paid; volatility of 69.5%; risk free interest rate of 1.46%, and expected life of 3.5 years.

(5)	Includes the cost of medical and dental benefits available to all employees.
(6)

The Corporation made contributions on Mr. Makuch’s behalf to a private RRSP totalling $16,630, representing the amount by which Mr. Makuch’s pension entitlement exceeded allowable contributions for the year.

(7)	The Corporation paid $3,030 in 2011 for a reserved parking space for Mr. Stifano.
(8)	The Corporation paid $5,950 in relocation allowances to Mr. Gagnon in 2011.

Each of the NEOs is employed by the Corporation pursuant to an employment contract which sets out the NEO’s base salary and target bonus entitlements.

Incentive Plan Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Anthony Makuch	1,152,300 400,000 492,000 1,395,000 813,000	1.73 0.80 4.13 3.65 1.71	1/2/2013 11/6/2013 11/17/2014 10/05/2015 11/08/2016	192,000	290,000	371,200	—
Mario Stifano	375,000 150,000 360,000 224,000	0.89 4.13 3.65 1.71	10/15/2013 11/17/2014 10/05/2015 11/08/2016	146,250	80,000	102,400	—
Dan Gagnon	300,000 120,000 156,000	3.60 2.30 1.71	6/5/2016 9/11/2016 11/08/2016	—	55,000	70,400	—
Eric Kallio	300,000 150,000 150,000 150,000 186,000	1.28 4.13 3.15 3.65 1.71	8/11/2013 11/17/2014 06/30/2015 10/05/2015 11/08/2016	—	66,000	84,480	—
Brian Buss	180,000 120,000 66,000	3.62 2.30 1.71	5/29/2016 9/11/2016 11/08/2016	—	24,000	30,720	—

(1)          Based on the December 31, 2011, closing price on the TSX, which was $1.28.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

(a)	(b)	(c)	(d)
Name	Option-Based Awards - Value Vested During the Year ($)(1)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Anthony Makuch	206,000	—	363,000
Mario Stifano	109,500	—	139,992
Dan Gagnon	—	—	67,709
Eric Kallio	77,000	—	135,000
Brian Buss	—	—	42,466

(1)   Represents the aggregate dollar value that would have been realized if the options had been exercised on the respective vesting dates.

None of the NEOs realized any gains from the exercise of stock options during 2011.

Pension Plan Benefits

(a)	(b)	(c)	(d)
Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)
Anthony Makuch	80,278	22,970	90,257
Mario Stifano	40,304	20,412	61,720
Dan Gagnon	—	7,500	7,578
Eric Kallio	35,340	18,000	53,110
Brian Buss	—	7,280	7,315

Every full time employee is eligible to participate in the Corporation’s pension plan as of the first day of the month following the employee’s date of hire, and the employee’s pension entitlement vests after one full year of continuous membership in the plan. The normal retirement age for the Corporation’s pension plan is 55.  A terminated member can convert his or her pension plan assets into income (in the form of a life income fund or an annuity) at age 45 (10 years prior to the normal retirement date).

Contributions are calculated as 6% of an employee’s base salary, and the potential income to the employee at the time of payout is a function of the returns generated based on the investment decisions made, which are controlled by the employee.  The Canada Revenue Agency stipulates the minimum and maximum amount that can be withdrawn annually from a locked-in retirement account by an employee based on a prescribed rate, the value of the account and the employee’s age.

The Corporation does not have any policies on granting extra years of credited service.

The Corporation does not currently have any deferred compensation plans.

Termination and Change of Control Benefits

Each NEO of the Corporation has an employment agreement in place which provides for a payment in the event that the NEO is terminated other than for cause, or in the event that a Triggering Event (as described below) occurs within 12 months following a Change of Control (as described below).

A “Change of Control” will have occurred if any one of the following circumstances transpires (a) more than 50% of the current Board is replaced other than through natural attrition; (b) anyone acquires 50% or more of the Corporation’s common shares or the shareholders approve such an acquisition; (c) the Corporation disposes of a majority of its property or assets or the shareholders approve such a disposition; (d) the Corporation becomes insolvent or bankrupt.

A “Triggering Event” means the occurrence of any one of the following events without the agreement of the NEO: (i) an adverse change in any of the duties, powers, rights, discretion,

prestige, salary, benefits or perquisites of the NEO; (ii) a diminution of the title of the NEO; (iii) a change in the position or body to whom the NEO reports; or (iv) a change in the hours or location of the NEO’s employment.

In the event of a termination without cause, or both a Change of Control and Triggering Event,

•                  the CEO would be entitled to a payment equal to 24 months’ salary plus bonus and benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage); and

•                  each other NEO would be entitled to a payment of 12 months’ salary plus bonus and continued benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage).

There are no significant conditions or obligations with which a NEO must comply in order to receive payment.

Other significant terms of the agreements relating to the payments described above are that: none of the NEOs is required to mitigate his damages; each NEO is entitled to the full payment even if he obtains alternative employment; and the payment constitutes a full and final settlement of any claims that might otherwise exist as a result of termination of the NEO’s employment.

In the event of a Change of Control and Triggering Event each NEO would also be entitled to immediate vesting and payout of any unvested PSUs.  As well, the Corporation’s Stock Option Plan provides that all unvested options vest and become immediately exercisable upon a change of control, which is defined under the Stock Option Plan to mean the acquisition by any person (alone or together with joint actors) of not less than 20% of the issued and outstanding common shares of the Corporation.

The following table sets out the estimated payments in the event of a termination or Triggering Event following a Change of control, assuming that the event giving rise to the payment occurred on the last business day of 2011.

PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

	Amount in respect of salary $	Amount in respect of bonus $	Amount in respect of benefits $	Amount in respect of PSUs $	TOTAL
Anthony Makuch	1,320,000	1,500,000	18,984	371,200	$3,210,184
Mario Stifano	340,200	179,010	6,792	102,400	$628,402
Dan Gagnon	250,000	125,000	6,255	70,400	$451,655
Eric Kallio	300,000	136,710	6,485	84,480	$527,675
Brian Buss	220,000	77,000	5,922	30,720	$333,642

Director Compensation

DIRECTOR COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned ($)	Share- based Awards ($)(2)	Option- based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Alan Moon	153,000	50,000	—	—	—	—	203,000
Daniel G. Innes	106,000	50,000	—	—	—	—	156,000
Arnold Klassen	105,500	50,000	—	—	—	—	155,000
Peter Crossgrove	82,000	50,000	—	—	—	—	132,000
Frank Hallam	87,500	50,000	—	—	—	—	137,500
Jonathan Gill	112,000	50,000	—	—	—	—	162,000
Anthony Makuch (1)

(1) Mr. Makuch does not receive any compensation for his role as director and his compensation as President and CEO is reported in the Summary Compensation Table above.

(2)    The grant date fair value of deferred share units is determined using the volume weighted average price on the Toronto Stock Exchange for the 5 trading days immediately preceding the grant date.

Material Factors Necessary to Understand Director Compensation

The compensation scheme for non-executive directors for 2011 included the following cash payments:

•                  an annual fee of $50,000;

•                  an additional annual fee of $75,000 for the Chair of the Board;

•                  an additional annual fee of $15,000 for the Chair of the Audit Committee;

•                  an additional annual fee of $5,000 for the Chair of each other committee of the Board;

•                  an additional $1,500 for each meeting attended, in person or by telephone;

•                  an additional $1,500 for each non-meeting day of service provided by a director in his capacity as such; and

•                  an additional $1,500 per meeting attended in person for each director who has to travel from outside the province where the meeting is held.

Directors are also reimbursed for travel and other expenses incurred in attending meetings and the performance of their duties.

In addition to cash payments, directors are awarded annually deferred share units with a grant date fair value (based on a 5-day volume weighted average price) of $50,000.  Directors may also elect to take additional deferred share units in lieu of cash compensation.

Director Equity-based Awards

DIRECTOR OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

(a)	(b)	(c)	(d)	(e)	(g)	(j)
	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)(2)	Number of Shares or Units of Shares That Have Not Vested (#)(3)	Market or Payout Value of Share- based Awards That Have Not Vested ($)(2)
Alan Moon	50,000 60,000 51,000 102,000	1.96 0.80 4.13 3.65	11/20/2012 11/6/2013 11/17/2014 10/05/2015	28,800	29,240	37,427.20
Daniel G. Innes	50,000 60,000 51,000 102,000	1.96 0.80 4.13 3.65	11/20/2012 11/6/2013 11/17/2014 10/05/2015	28,800	29,240	37,427.20
Arnold Klassen	50,000 60,000 51,000 102,000	1.60 0.80 4.13 3.65	5/25/2013 11/6/2013 11/17/2014 10/05/2015	28,800	29,240	37,427.20
Jonathan Gill	50,000 60,000 51,000 102,000	1.27 0.80 4.13 3.65	8/8/2013 11/6/2013 11/17/2014 10/05/2015	29,300	29,240	37,427.20
Peter Crossgrove	36,500 102,000 102,000	2.12 4.13 3.65	06/24/2014 11/17/2014 10/05/2015	—	29,240	37,427.20
Frank Hallam	73,000 36,500 102,000 102,000	0.82 2.12 4.13 3.65	1/7/2014 6/24/2014 11/17/2014 10/05/2015	33,580	29,240	37,427.20
Anthony Makuch (1)

(1)          Option information for Mr. Makuch is disclosed earlier in this Circular in the table describing Outstanding Share-Based Awards and Option-Based Awards for officers.

(2)          Based on the December 31, 2011, closing price on the TSX, which was $1.28.

(3)          As at December 31, 2011.

Option grants to directors were intended as a long term incentive and vest in equal portions over three years.  In 2011, the Corporation discontinued the practice of granting options to directors.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

(a)	(b)	(c)	(d)
Name	Option-Based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Alan Moon	20,600	—	—
Daniel G. Innes	20,600	—	—
Arnold Klassen	20,600	—	—
Jonathan Gill	32,934	—	—
Peter Crossgrove	—	—	—
Frank Hallam	—	—	—
Anthony Makuch (1)

(1)          Option information for Mr. Makuch is disclosed earlier in this Circular in the table describing Incentive Plan Awards — Value Vested or Earned During the Year for officers.

To ensure that directors’ interests are aligned with those of the Corporation’s shareholders, the Board adopted a policy in 2008 that required each director to hold shares of the Corporation with a market value of not less than $50,000.  In 2011 the Board revised the policy to require each director to hold shares (or share based awards) of the Corporation with a market value of not less than $150,000. Directors have three years from the earlier of the date the policy was implemented and the date they join the board to satisfy the requirement. The following table indicates whether each director has satisfied the requirement as of April 5, 2012 (closing price on the TSX of $0.95).

Director	Equity Value at Risk	Compliance with Requirement
Alan C. Moon	$207,043	Currently satisfies requirement
Daniel G. Innes	$761,558	Currently satisfies requirement
Arnold Klassen	$46,588	31% compliance (must comply by March 2014)
Peter Crossgrove	$230,955	Currently satisfies requirement
Frank Hallam	$529,308	Currently satisfies requirement
Jon Gill	$81,975	55% compliance (must comply by March 2014)

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out certain information, as at the end of the Corporation’s most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plans approved by security holders	20,187,752	(1)	$2.75	19,829,214
Equity compensation plans not approved by security holders	150,000	(2)	$3.00	n/a
Total	20,337,752			19,829,214

(1)          Securities issuable under the Corporation’s Stock Option Plan (described below).

(2)          Securities issuable by the Corporation under warrants issued in connection with certain acquisitions of property. Each warrant entitles the holder to acquire one common share at an exercise price of $3.00 per share, and expires on October 6, 2013.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Corporation, none of the proposed directors of the Corporation and none of the associates of such persons is or has been indebted to the Corporation at any time since the beginning of the Corporation’s last completed financial year.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

APPOINTMENT OF AUDITOR

The Corporation’s auditors are Deloitte & Touche LLP. Deloitte & Touche were initially appointed auditors of the Corporation in 2002.

The Corporation paid the following fees to Deloitte & Touche in respect of services provided for the year ended December 31, 2011:

	2011	2010
a) Audit Fees	$764,278	$445,500
b) Audit Related Fees	—	78,500
c) Tax Fees	17,900	6,572
d) All Other Fees	—	—
	$782,178	$530,572

Audit Fees include work in relation to the audit of the financial statements of the company under US GAAP associated with the listing of the Corporation’s common shares on the NYSE Amex, audit of Mexican properties valuation and matters relating to the Corporation’s conversion to financial reporting under IFRS.

Tax fees incurred in 2011 were related to the option agreement for the Corporation’s Mexican properties and for the DSU and PSU plans.

No other fees were incurred during the period.

Additional Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Corporation’s Annual Information Form, which is filed on SEDAR (www.sedar.com).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Corporation, nor any proposed director of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Corporation, except as disclosed herein.

MANAGEMENT CONTRACTS

Management services for the Corporation or its subsidiaries are not performed by persons other than the executive officers of the Corporation (see “Statement of Executive Compensation”).

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure is provided pursuant to National Policy 58-201 Corporate Governance Guidelines as well as National Instrument 58-101, Disclosure of Corporate Governance Practices.

1.               Board of Directors — Independence and Attendance

a.               The following directors have been determined by the Board to be independent, as defined in National Instrument 58-101, as they are not currently nor have they been during the past 3 years members of management, and they are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding:

i.                  Alan C. Moon,

ii.               Jonathan Gill,

iii.            Arnold Klassen,

iv.           Peter Crossgrove, and

v.              Frank Hallam.

b.              Anthony Makuch is the President and CEO and is therefore not considered independent for the purposes of National Instrument 58-101.

c.               A majority of directors is independent.

d.              Certain of the current directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
Alan C. Moon	Northern Superior Resources Inc. TransAtlantic Petroleum Corp. AvenEx Energy Corp.

Director	Other Issuer
Arnold Klassen	Northern Superior Resources Inc. Zincore Metals Inc.
Peter Crossgrove	Barrick Gold Corporation Excellon Resources Inc. QLT Inc. Dundee REIT Pelangio Mines Inc.
Frank Hallam	Platinum Group Metals Ltd. MAG Silver Corp. West Kirkland Mining Inc. Nextraction Energy Corp.

The Board does not have a written policy regarding board interlocks, but the Corporate Governance and Nominating Committee monitors interlocks among board members and considers the nature and extent of any interlocks when conducting annual assessments of the functioning of the board and the annual director nomination process.

e.               Each Board meeting is either preceded or followed by an in camera meeting of the independent directors which members of management do not attend.  The Chair informs management of the substance of these meetings to the extent that action is required by management.

f.                 The Chair of the Board, Alan C. Moon, is an independent director, which enhances the Board’s ability to function independently of management. It is the Chair’s responsibility to ensure that the relationships between management, shareholders and the Board are efficient and effective. The Chair acts as a resource for the CEO and at all times retains an independent perspective to represent the best interests of the Corporation.

g.              The following chart illustrates the number of meetings of the Board and each committee, and the directors’ attendance during 201, with each director’s attendance shown relative to the number of meetings in which he was eligible to participate.

	Board		Committees
Director	Regular	Special	Audit	Corporate Governance and Nominating	Compensation	Health, Safety Environment and Community
Alan C. Moon	4/4	12/12	5/5	4/4	—	—
Daniel G. Innes	4/4	12/12	—	—	5/5	5/5
Anthony Makuch	4/4	12/12	—	—	—	—
Arnold Klassen	4/4	12/12	5/5	4/4	—	—
Jonathan Gill	4/4	12/12	—	—	5/5	5/5
Frank Hallam	4/4	11/12	5/5	—	—	4/5
Peter Crossgrove	4/4	11/12	—	4/4	5/5	—

2.               Board Mandate

The mandate of the Board is to supervise the management of the Corporation and to act in the best interests of the Corporation.  The Board acts in accordance with the Canada Business Corporations Act; the Corporation’s Articles of Continuance; the Corporation’s Code of Business Conduct and Ethics; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies.  The Board approves significant decisions that affect the Corporation before they are implemented.  As a part of its overall responsibility for the stewardship of the Corporation, the Board assumes responsibility for the following:

a.                                      Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Corporation, and guides the operations of the Corporation and management in compliance with the Corporation’s constating documents and Canadian corporate law, securities legislation in each jurisdiction in which the Corporation is a reporting issuer, and other applicable laws.

b.                                      Strategic Planning

The Board is actively involved in the Corporation’s strategic planning process.  Management discusses and reviews materials relating to the strategic plan with the Board.  The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business.  Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan.  The Board also receives reports from management throughout the year on the current and proposed operations of the Corporation and reviews opportunities and assesses risks so that the plan can be adjusted.

c.                                       Dealing with Risks

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk.  The principal risks to the Corporation have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky.  The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed.  The Board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d.                                      Succession Planning

The Board, through the Compensation Committee, annually identifies key individuals of the Corporation and, in consultation with management, determines how to replace such individuals should the need arise.  Management is assigned the responsibility of training and advising new persons of the Corporation’s policies and practices.  The CEO has primary responsibility for supervising and reviewing the performance of senior management.  The performance of senior management is always under scrutiny.

e.                                       Disclosure Policy

The Corporate Disclosure and Stock Trading Policy governs communication with shareholders and others and reflects the Corporation’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Corporation’s relationship with its shareholders.

f.                                          Internal Control and Management Information Systems

The effectiveness and integrity of the Corporation’s internal control and management information systems contribute to the effectiveness of the Board and the Corporation.  To maintain the effectiveness and integrity of the Corporation’s financial controls, the Board, through the audit committee which consists solely of independent directors, oversees and monitors internal control and management information systems.

g.                                      Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Corporation’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Corporation’s Guide to Corporate Governance.  The Corporate Governance and Nominating Committee is also responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Corporation in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h.                                      Feedback

The Corporation’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Corporation.

i.                                         Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board’s duties, and for ensuring that the committees have the requisite independence, competency and skill.  The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member.  Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board’s expectations of Directors, as set out in the Position Description - Directors, in respect of:  Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

3.               Position Descriptions

a.               The Board has developed written position descriptions for the Chair and the Chair of each Board committee:

CHAIR OF THE BOARD

INTRODUCTION

The Board of Directors has ultimate accountability for the management of the Company.  Critical to meeting this accountability is the relationships among the individuals on the Board and between the Board, management, and shareholders.

The Chair, as the presiding Board member, ensures that these relationships are effective and efficient.  In performing this role, the Chair must work with the CEO, manage the Board, and together with the CEO, ensure effective relations with shareholders.

The Chair, while working closely with the CEO, retains an independent perspective to represent the best interests of the Company.

WORKING WITH MANAGEMENT

The Chair acts as a resource for the CEO, including helping to define problems, review strategy, maintain accountability, build relationships and ensure the CEO is aware of concerns of the Board and shareholders.

MANAGING THE BOARD

The Chair :

a.                                       ensures that the Board monitors the Company’s business and affairs and that the Board is alert to its obligations;

b.                                      assists the Board in reviewing and monitoring the strategy, policies and direction of the Company;

c.                                       communicates with the Board to ensure it has sufficient knowledge to permit it to comfortably and properly make major decisions when such decisions are required;

d.                                      sets the frequency of the Board meetings and reviews such frequency from time to time;

e.                                       coordinates the agenda, information packages and related events for Board meetings with the CEO and the Corporate Secretary;

f.                                         chairs Board meetings;

g.                                      in conjunction with the CEO, recommends the committees of the Board and their composition, reviews the need for, and the performance and suitability of those committees and makes such adjustments as deemed necessary from time to time;

h.                                      attends committee meetings where appropriate and ensures that Board and committee meetings are conducted in an efficient, effective and focused manner; and

i.                                          periodically reviews and assesses director attendance, performance and compensation and the size and composition of the Board, all in conjunction with any relevant committees of the Board.

RELATIONS WITH SHAREHOLDERS AND THE PUBLIC

The Chair will chair meetings of shareholders whenever feasible.

The Chair decides, in consultation with the CEO, if it is appropriate that the Board be represented at official functions and meetings with major shareholder groups and financial analysts.

COMMITTEE CHAIR

INTRODUCTION

Committee Chairs are selected by the Board on the recommendation of the Chair of the Board.  The Chair of a committee presides at meetings and is responsible to ensure the work of the committee is well organized and proceeds in a timely fashion.  In performing this role, the Chair must work with the CEO and management as well as the members of the committee.

COMMITTEE MEETINGS AND AGENDAS

The committee Chair, in consultation with his or her committee, the CEO or his or her delegate, will determine the agenda, frequency, and length of the meetings.  In addition, the Committee’s Charter may stipulate a minimum number of meetings per year.

MANAGING THE COMMITTEE

The Chair:

a.                                       ensures that the committee is alert to its obligations;

b.                                      assists the committee in reviewing and monitoring its Committee Charter;

c.                                       communicates with the Board to ensure the Board has sufficient knowledge to permit it to comfortably and properly make decisions relevant to the committee;

d.                                      chairs committee meetings and ensures that committee meetings are conducted in an efficient, effective and focused manner; and

e.                                       organizes the committee’s process to review and assess director attendance and performance on the committee and to prepare the Committee Annual Report.

b.              The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO:

CEO

INTRODUCTION

The CEO provides overall leadership and vision in developing the strategic direction of the Company, in consultation with the Board.  The CEO also manages the overall business of the Company to ensure the strategic plan is effectively implemented and the results are monitored and reported to the Board.  The CEO reports to the Board and maintains a close working relationship with the Chair of the Board.

RESPONSIBILITIES - CEO

The CEO of the Company:

(a)                                  manages the Company, including the primary responsibility for supervising and reviewing the performance of other senior management;

(b)                                 creates a corporate culture that promotes ethical practices, integrity and a positive work climate;

(c)                                  develops and maintains an effective organizational structure;

(d)                                 develops and maintains effective programs for the Company’s activities;

(e)                                  ensures the Company is adequately financed;

(f)                                    manages and oversees the required interaction between the Company and the public;

(g)                                 maintains an appropriate level of regular communication with members of the Board outside Board meetings, to keep the Board properly informed; and

(h)                                 meets regularly and as required with the Chair and other Board members to review material issues and to ensure that the Chair and other Board members are provided in a timely manner with all information and access to management necessary to permit the Board to fulfill its obligations.

RESPONSIBILITIES — MANAGEMENT

Management of the Company works closely with the CEO in managing the Company and to meet the corporate goals and objectives.

CORPORATE GOALS AND OBJECTIVES

The CEO is responsible for meeting the following corporate goals and objectives relevant to the CEO’s compensation, which are reviewed and approved by the Compensation Committee:

Strategy —

1.               Develop and recommend to the Board a strategic plan for the Company and, when approved by the Board, implement such plan.

 Financial Reporting and Controls —

1.               Ensure, in conjunction with the Chief Financial Officer, that the annual and interim filings of the Company do not contain any misrepresentations and that the annual and interim financial statements fairly present, in all materials respects, the financial condition, results of operations and cash flows of the Company, and provides any related certifications required by applicable legislation or corporate governance rules.

2.  Supervise the design of, implement, maintain and periodically evaluate, in conjunction with the Chief Financial Officer, the effectiveness of (i) internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted accounting principles and (ii) disclosure controls and procedures to provide reasonable assurances that material information relating to the Company is made known to the Chief Executive Officer by others within the Company.  Report any deficiencies in such controls and procedures to the Audit Committee.

4.               Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business:

i.              Each new director is provided with a copy of the Board Manual, which contains the Corporation’s policies and provides a comprehensive introduction to the Board, its committees and its directors; and

ii.             The Chair determines what orientation to the nature and operation of the Corporation’s business will be necessary and relevant to each new director, based on the new director’s skill set and professional background, and ensures that adequate orientation is provided by the board or management, or by external service providers where necessary.  This may include enrollment in programs offered by the Institute of Corporate Directors, at the Corporation’s expense.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

i.              The Board Manual is updated annually and revised materials are given to each director.

ii.             The Board may request from management, technical or other presentations focusing on a particular property or issue.  The Q&A portions of these presentations are a valuable learning resource for the non-technical directors.

iii.            Directors are encouraged to participate in continuing education programs through the Institute of Corporate Directors or other service providers.

iv.            Directors are encouraged to make site visits to the Corporation’s properties.

In 2011, members of the board engaged in the following continuing education activities:

•                  visiting the Corporation’s mining properties in Timmins and spending time with the staff reviewing the Corporation’s operations and its challenges (all members of the board participated);

•                  attending courses provided by the Institute of Corporate Directors (Jon Gill);

•                  presentation by independent legal advisor on board duties and responsibilities in the context of certain transactions (all members of the board participated); and

•                  presentations by independent advisors on preparations and board readiness for unsolicited transaction proposals (all members of the board participated).

The Board ensures that proposed directors are able to devote sufficient time and energy to being a director.  The Board provides continuing education opportunities for all the directors so that directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the issuer’s business remains current.

5.               Ethical Business Conduct

a.               The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the “Code”), a copy of which is filed on SEDAR and is posted on the Corporation’s web site.

i.                  A copy of the Code is provided to each director, officer, employee and consultant. In addition, if the Code is amended or revised, then a new copy is distributed;

ii.               In order to ensure compliance with the Code, the Board has established complaint procedures for financial concerns, and environment and safety concerns; and

iii.            There has never been a material change report filed, and more particularly not within the preceding 12 months, that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

b.              The Board complies with the conflict of interest provisions of the Canada Business Corporations Act, as well as relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c.               In addition to the Code, the Board has also implemented a Disclosure and Stock Trading Policy and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

6.               Nomination of Directors

a.               In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

i.                  the appropriate size of the Board, the necessary competencies and skills of the Board as a whole, and the competencies and skills of each existing director; and

ii.               the identification and recommendation of new individuals qualified to become new Board members.  New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve.

In carrying out the above functions, Corporate Governance and Nominating Committee maintains the following matrix of key competencies and skills, which it revisits and updates annually or more frequently as required:

Functional Experience
Director	Senior Executive Experience	Finance	Extractive Resource Operations	Extractive Resource Exploration
Alan Moon	X	X	X
Peter Crossgrove	X	X
Jon Gill			X
Frank Hallam	X	X
Arnold Klassen	X	X
Dan Innes	X			X

b.              The Corporate Governance and Nominating Committee is composed entirely of independent directors.

c.               The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

d.              The Corporation does not have a mandatory retirement policy for directors.

7.               Compensation

a.               The process by which the Board determines the compensation for executive officers of the Corporation is described in the Compensation Discussion and Analysis of the Compensation Committee.  The Board determines the compensation for the Corporation’s directors by comparison with publicly available information on other reporting issuers in the mineral industry.

b.              The Board has a Compensation Committee composed entirely of independent directors.

c.               The Compensation Committee is responsible for reviewing and recommending to the Board the CEO’s compensation; for evaluating the performance of the CEO; for making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and reviewing executive compensation disclosure in advance of publication.  The Committee has the power to engage outside advisors and determine its own procedures.

8.               Other Board Committees

In addition to the Audit, Compensation, and Corporate Governance and Nominating committees, the Board has a Health, Safety, Environment and Community Committee (HSECC).  The HSECC has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment, environmentally safe work practices and sustainable development, and appropriate community relations.

9.               Assessments

The Board of Directors has adopted a process whereby directors are provided with an opportunity annually to evaluate the effectiveness of the Board, its committees, and individual Board members,

and to identify areas where effectiveness can be improved or enhanced. The Corporate Governance and Nominating Committee (“CGNC”) is responsible for overseeing the evaluation process.  The process carried out in 2011 showed that all individuals and groups were effectively fulfilling their responsibilities.

The process involves the solicitation of input from individual directors through an annual survey, which explores the directors’ views and solicits feedbacks on how well he or she believes the Board and its committees are performing, and a self assessment of individual performance.  The evaluation process includes open-ended questions to allow directors to suggest improvement. The effectiveness surveys ask each director whether he or she believes the Board and each of its committee is functioning as it should in accordance with its mandate.

Responses are circulated to the Governance Committee, who then work with the Corporate Secretary to summarize key items and recommendations for enhancing or strengthening effectiveness. The recommendations are tabled and discussed, and any remedial actions identified at the Governance Committee. The chair of the Governance Committee reports to the full Board on the results of the assessments and any recommendations and action items.

The chairman of the Board also conducts one-on-one discussions with each director to receive the directors’ input on governance, risk and strategy. The chairman of the Board summarizes key items arising from these discussions, and discusses them in camera at a meeting of the full Board.

Starting in 2012, the Board has also adopted a peer review process, which will explore the directors’ views and solicit feedback on their assessment of other directors’ performance, including contributions, accountability, knowledge, experience and demonstration of high ethical standards. The peer review process will involve an online survey where each director’s responses will be kept anonymous from the rest of the Board.  The results of the survey will be tabulated and consolidated by the Corporate Secretary and a summary report circulated to the Governance Committee. Individual directors will receive their personal results.  The Governance Committee will review the results as part of the annual nomination process, and will make recommendations to the full board.

10.         Risk Assessment

One of the major responsibilities of the Board is to oversee the identification of the principal risks of the Corporation’s business and ensure there are systems in place to effectively identify, monitor and manage them.

As part of its risk management governance system, the Board undertakes an annual principal risk review which involves the identification and assessment of the principal risks of the Corporation’s business and reviewing the risk management strategies and systems being employed by management to identify, monitor and manage these risks. To support the Board in conducting this review, senior management undertakes an entity-wide process to identify and report on the Corporation’s principal risks and management strategies to address risk, which is reviewed by the Board.  For a detailed explanation of the risks applicable to the Corporation and its business, see ‘‘Risk Factors’’ in Lake Shore Gold’s Annual Information Form dated March 26, 2012, filed at www.sedar.com.

The committees of the Board also play a significant risk oversight role. The Audit Committee conducts periodic reviews of financial risk management issues, programs and policies, including cash management, insurance and gold selling activities.  The HSEC Committee monitors the adequacy of the Corporation’s internal controls as they relate to matters of environment, health, safety and sustainable development. In fulfilling this role, the HSEC Committee reviews the results of progress reports on the implementation of health and safety initiatives, and on environmental compliance programs, and reports to the Board of Directors on these matters.

11.         Succession Planning

The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. The Compensation Committee is specifically mandated to assist the Board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes (including development and career planning) are in place and operating effectively for executives. The Compensation Committee also reviews significant changes to the organization’s structure as they arise and their impact on executive roles.

The Compensation Committee undertakes an annual review of the succession planning process and results for executive management and reports to the Board on these matters. As part of this annual process, the CEO, supported by the Vice President, Human Resources, reviews candidates for the CEO and other executive management positions with the Compensation Committee.  The Compensation Committee most recently reviewed Lake Shore Gold’s succession planning process and its succession plans for the executive management team in January 2012, with particular focus paid to the CEO.

The Board also reviews the Corporation’s processes for successors for its vice presidents, key employees who directly report to vice presidents, and managers.  Successors are identified using a process that assesses leadership potential as well as position-specific criteria, including employees’ performance, aspirations, engagement, experience and capabilities. Once candidates are identified, development plans are created and regularly reviewed and, if necessary, revisited.

The Board encourages the CEO to expose the Board to Lake Shore Gold’s executives and high potential employees, both for succession planning and career development, and to provide the Board with a broader perspective and context on issues relevant to the Corporation.  Directors are provided with opportunities to meet with employees through attendance at events hosted by the Corporation, or when they visit Lake Shore Gold’s facilities.

The Compensation Committee also assists the Board in monitoring the performance of the CEO by conducting an annual review of the CEO’s performance against predetermined goals and criteria (including the goal of succession planning) and reporting to the Board as well as recommending to the Board the total annual compensation of the CEO (see ‘‘Compensation Discussion and Analysis’’ beginning on page 8 of the Circular). The Compensation Committee also reviews with the CEO the performance of his direct reports and recommendations for their total compensation.

SHAREHOLDER PROPOSALS

Any shareholder who wishes to submit a proposal for consideration at the next annual meeting of shareholders must comply with section 137 of the Canada Business Corporations Act.  In order to have a proposal and any supporting statement included in the Corporation’s management proxy circular for the next annual meeting of shareholders, the proposal and supporting statement must be received by the Corporation no later than January 10, 2012.

STOCK OPTION PLAN DISCLOSURE

The following disclosure is pursuant to the Exchange’s requirement that companies disclose on an annual basis the terms of their security based compensation arrangements.  The principal features and terms of the stock option plan approved by shareholders and the Exchange in 2010 (the “Plan”) are as follows:

1.               Under the Plan, the Board of Directors is authorized to designate persons to whom options could be granted. Currently, employees, directors and officers of, and consultants to, the Corporation and its subsidiaries are eligible participants in the Plan (“Eligible Participants”).

2.               The Plan is a “rolling” stock option plan, under which the aggregate number of Shares which may be subject to option at any one time may not exceed 10% of the issued and outstanding Shares of the Corporation as of that date including Shares issued as a result of the exercise of options.  Ten percent of the 410,243,260 issued and outstanding Shares of the Corporation as at April 5, 2012 is 41,024,326.  There are, as of April 5, 2012, 19,029,502 options outstanding (representing 4.6% of the issued and outstanding Shares) and 21,994,824 available for issuance (representing 5.4% of the issued and outstanding Shares) under the Plan.  During 2011, 3,887,400 options were granted, representing a grant rate of 1% for the year.

3.               The Plan provides that under no circumstances shall the Plan, together with all of the Corporation’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:  (i) the number of Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding Shares; (ii) the number of Shares issued to insiders, within a one year period, exceeding 10% of the issued and outstanding Shares; or (iii) the issuance to any one insider and such insider’s associates, within a one year period, of a number of Shares exceeding 5% of the issued and outstanding Shares.

4.               The exercise price for an option granted under the Plan is the “market price”, which is the volume weighted average trading price for the five trading days prior to the grant of options on which the Corporation’s Shares traded.  The Corporation presently does not have a share purchase plan and does not grant stock appreciation rights.

5.               Options granted have a vesting period determined by the Board or, if applicable, the Exchange policies.  The Board generally imposes a vesting schedule on option grants which provides for the vesting of a third of the options granted after the first anniversary of the grant, a third after the second anniversary, and a third after the third anniversary.

6.               Options may not be granted for a term exceeding 10 years.

7.               Options granted under the Plan may not be assigned by the optionee other than by will or pursuant to the laws of succession, or to a trust, RESP or RRSP or similar legal entity established by the optionee.

8.               If the optionee ceases to be an Eligible Participant for any reason other than death, then such optionee has until the earlier of 90 days thereafter and the expiry date of the options within which to exercise any vested option not exercised prior to the date of ceasing to be an Eligible Participant.  Where, however, the employment or service contract with an optionee is terminated (i) other than for cause, the Board may, in its discretion, amend the terms of any option held by such optionee to permit such person to exercise any or all of such options as if such optionee’s employment or engagement had not been terminated and (ii) for cause, the Board may, in its discretion, amend the terms of any options held by such optionee which have not been previously exercised such that the options will only be exercisable for five (5) business days following the date of personal delivery of a written notice of termination to the optionee.  In the event of death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate.

9.               The Plan requires shareholder approval for any of the following amendments, as detailed in the Plan:

a.               any amendment to the fixed percentage of Shares issuable under the Plan, including a change from a fixed maximum percentage to a fixed maximum number or an increase in the maximum number of Shares reserved for issuance under the Plan;

b.              any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing insider participation;

c.               the addition of any form of financial assistance;

d.              any amendment to a financial assistance provision which is more favourable to Optionees;

e.               the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving Shares while no cash consideration is received by the Corporation;

f.                 any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders;

g.              a reduction to the range of amendments requiring shareholder approval contemplated by the Plan; and

h.              any change permitting the transfer of the beneficial ownership of options other than for normal estate settlement purposes.

10.         The Plan requires disinterested shareholder approval for certain changes to the terms of any options granted to an Insider.

11.         Under the Plan the Board may, subject to receipt of requisite regulatory approval where required, in its sole discretion (without shareholder approval) make all other amendments to the Plan that are not of the type contemplated above including, without limitation:

a.               amendments of a “housekeeping” nature;

b.              a change to the vesting provisions of an option granted under the Plan not otherwise prohibited by the Plan;

c.               a change to the termination provisions of an option granted under the Plan which does not entail an extension beyond the original expiry date; and

d.              the addition of a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of underlying securities from the Plan reserve.

12.         Options will be adjusted in the event of any consolidation or subdivision of Shares or the declaration of a dividend.  In the event of a take-over bid or a change of control, as defined in the Plan, the Options become vested and exercisable in accordance with the terms of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is posted on the Corporation’s website at www.lsgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders may contact the Corporation by telephone at 416-703-6298, by email at info@lsgold.com, or by mail to the Corporation’s head office at Suite 2000, 181 University Avenue, Toronto, Ontario, M5H 3M7, to request copies of the financial statements and Management’s Discussion and Analysis.  Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

(signed/ Alasdair Federico)
DATED at Toronto, Ontario	Alasdair Federico
April 10, 2012	General Counsel & Corporate Secretary